FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of September 2005

HOLMES FINANCING (No 7) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . .

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 July 2005 to 08 August 2005

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
	Current Period
	Number	£000's
Brought Forward	397,530	29,891,413
Replenishment	16,980	1,532,137
Repurchased	(7,797)	(739,715)
Redemptions	(10,764)	(890,225)
Losses	(24)	(1)
Capitalised Interest	0	3,970	( * see below )
Other Movements	0	0
Carried Forward	395,925	29,797,579

* Capitalised interest refers to interest due met from amounts standing to the credit of overpayment facilities on flexible loans

	Cumulative
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	1,032,927	79,817,348
Repurchased	(317,013)	(23,146,604)
Redemptions	(434,477)	(33,384,210)
Losses	(703)	(1,078)
Capitalised Interest	0	112,909	( * see above )
Other Movements	0	0
Carried Forward	395,925	29,797,579

	Trust Payment Rate (CPR)	Annualised Trust Payment Rate (CPR)	****
1 Month	5.45%	48.98%	( including
3 Month	14.66%	46.95%	redemptions and
12 Month	43.75%	43.75%	repurchases )

****
To reflect methods more commonly used in the industry the formula to calculate the annualised CPR from the monthly CPR has been changed from (1+R)12 - 1 to
1- (1 - R )12 where R is the current monthly CPR. The use of the revised formula for prior calculation periods would have had no effect on the calculation of anticipated accumulation periods or the calculation of the second reserve fund required amount for the purposes of the mortgages trust deed. The result of the revised formula in the calculation of the annualised CPR for all prior periods is appended to this report.

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 July 2005 to 08 August 2005

All values are in thousands of pounds sterling unless otherwise stated

Asset Profiles
Weighted Average Seasoning	34.76	months
Weighted Average Loan size	£75,260.67
Weighted Average LTV	68.27%	*** (see below)
Weighted Average Indexed LTV	54.34%	using Halifax House Price Index
Weighted Average Indexed LTV	53.38%	using Nationwide House Price Index
Weighted Average Remaining Term	18.15	Years

Product Type Analysis	£000's	%
Variable Rate	9,368,359	31.44%
Fixed Rate	5,414,220	18.17%
Tracker Rate	15,015,000	50.39%
	29,797,579	100.00%

As at 08 August 2005 approximately 10.14% of the loans were flexible loans

Repayment Method Analysis	£000's	%
Endowment	5,342,706	17.93%
Interest Only	5,342,706	17.93%
Repayment	19,112,167	64.14%
	29,797,579	100.00%

As at 08 August 2005 approximately 16.31% of the loans were written under Abbey's policy of non-income verification

Loan Purpose Analysis	£000's	%
Purchase	21,326,127	71.57%
Remortgage	8,471,452	28.43%
	29,797,579	100.00%

Mortgage Standard Variable Rate
Effective Date	Rate
01 September 2004	6.75%
01 July 2004	6.50%
01 June 2004	6.25%
01 March 2004	6.00%

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 July 2005 to 08 August 2005

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis
Region	Number	£000's	%
East Anglia	16,538	1,159,886	3.86%
East Midlands	21,746	1,430,811	4.77%
Greater London	66,737	6,456,087	21.51%
North	17,171	945,788	3.20%
North West	44,733	2,713,051	9.07%
Scotland	26,149	1,490,185	5.00%
South East	101,493	9,034,769	30.44%
South West	31,237	2,346,056	7.90%
Wales	18,660	1,064,275	3.63%
West Midlands	26,535	1,717,969	5.79%
Yorkshire and Humberside	24,509	1,414,707	4.74%
Unknown	417	23,995	0.08%
Total	395,925	29,797,579	100.00%

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	18,793	792,962	2.66%
25.01 - 50.00	84,379	5,190,932	17.42%
50.01 - 75.00	149,577	12,369,299	41.51%
75.01 - 80.00	19,761	1,696,188	5.69%
80.01 - 85.00	24,213	2,177,993	7.31%
85.01 - 90.00	43,025	3,929,200	13.19%
90.01 - 95.00	56,177	3,641,005	12.22%
Total	395,925	29,797,579	100.00%

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 July 2005 to 08 August 2005

All values are in thousands of pounds sterling unless otherwise stated

Arrears
Band	Number	Principal	Overdue	%
Current	385,157	28,958,278	(3,431)	97.22%
1.00 - 1.99 months	5,623	450,810	3,757	1.51%
2.00 - 2.99 months	2,239	165,388	2,625	0.56%
3.00 - 3.99 months	1,155	85,324	1,908	0.29%
4.00 - 4.99 months	505	37,016	1,070	0.12%
5.00 - 5.99 months	353	27,184	938	0.09%
6.00 -11.99 months	676	49,475	2,608	0.17%
12 months and over	58	3,679	410	0.01%
Properties in Possession	159	9,661	879	0.03%
Total	395,925	29,786,815	10,764	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Movement in Shares of Trust
	Funding	Seller
	£000's	£000's
Balance Brought Forward	12,021,682	17,869,731
Replenishment of Assets	0	1,532,137
Acquisition by Funding	0	0
Distribution of Principal Receipts	(177,960)	(1,451,980)
Allocation of Losses	0	(1)
Share of Capitalised Interest	1,597	2,373
Payment Re Capitalised Interest	(1,597)	1,597
Balance Carried Forward	11,843,722	17,953,857

Carried Forward Percentage	39.74726%	60.25274%

Minimum Seller Share	1,385,716	4.65%

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 July 2005 to 08 August 2005

All values are in thousands of pounds sterling unless otherwise stated

Cash Accumulation Ledger
	£000's
Brought Forward	722,417
Additional Amounts Accumulated	177,960
Payment of Notes	(722,417)
Carried Forward	177,960

Target Balance	177,960	payable on 17th October 2005

	177,960

Liquidity Facilities	Drawn £000's	Undrawn £000's
Holmes Funding	£0	£25,000
Holmes Financing 1	£0	£25,000
Holmes Financing 2	£0	£25,000
Holmes Financing 3	£0	£25,000
Holmes Financing 4	£0	£25,000
Holmes Financing 5	£0	£25,000
Holmes Financing 6	£0	£25,000

Excess Spread *
Quarter to 15/07/05	0.2536%
Quarter to 15/04/05	0.2725%
Quarter to 15/01/05	0.3015%
Quarter to 15/10/04	0.5449%

*Excess spread is calculated by reference to deferred consideration
(determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the
Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

Reserve Funds	First Reserve	Second Reserve	Funding Reserve
Balance as at 15/07/2005	£338,000,000.00	£0.00	£70,000,000.00
Required Amount as at 15/07/2005	£338,000,000.00	£0.00	£70,000,000.00
Percentage of Notes	2.81%	0.00%	0.58%

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 July 2005 to 08 August 2005

All values are in thousands of pounds sterling unless otherwise stated

Properties in Possession

Stock
	Current Period
	Number	£000's
Brought Forward	147	8,579
Repossessed in Period	29	4,466
Sold in Period	(17)	(2,505)
Carried Forward	159	10,540

	Cumulative
	Number	£000's
Repossessed to date	868	74,812
Sold to date	(709)	(64,272)
Carried Forward	159	10,540

Repossession Sales Information
Average time Possession to Sale	90	Days
Average arrears at time of Sale	£4,014

MIG Claim Status
	Number	£000's
MIG Claims made	199	1,396
MIG Claims outstanding	1	3

Average time claim to payment	36

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £25 billion

Proposed Changes
Abbey has requested Fitch Ratings to confirm the impact on the rating of the issued securities if the minimum required short term rating of Abbey as sterling account bank / GIC provider is changed to F1 from F1+. Once Fitch has completed its review of the appropriate documentation amendments, it expects to confirm that this change will have no effect on the rating of any of the securities issued by any of the Issuers. In addition, it has indicated that in the event that Abbey is downgraded below F1 then Abbey's obligations will either need to be guaranteed by a third party rated at least F1 or transferred to a counterparty rated at least F1, within 30 days of the downgrade, to prevent a downgrade by Fitch of any of the issued securities

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 July 2005 to 08 August 2005

All values are in thousands of pounds sterling unless otherwise stated

Contact Details
If you have any queries regarding this report please contact the Securitisation Team via

Telephone : +44 (1908) 343232 / 344602 / 343836
Facsimilie : +44 (1908) 343019
Email : Securitisation@Abbey.com

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 July 2005 to 08 August 2005

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 2 Class A	Holmes Financing No. 1	AAA/Aaa/AAA	$975,000,000	3.14063%	0.19%
Series 2 Class A	Holmes Financing No. 4	AAA/Aaa/AAA	€ 800,000,000		5.05%
Series 2 Class A	Holmes Financing No. 7	AAA/Aaa/AAA	$1,250,000,000	3.14063%	0.15%
Series 2 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	$1,500,000,000	3.14063%	0.08%
Series 2 Class B	Holmes Financing No. 1	AA/Aa3/AA	$34,500,000	3.14063%	0.41%
Series 2 Class B	Holmes Financing No. 4	AA/Aa3/AA	€ 35,800,000	2.13800%	0.40%
Series 2 Class B	Holmes Financing No. 6	AA/Aa3/AA	$42,000,000	3.14063%	0.41%
Series 2 Class B	Holmes Financing No. 7	AA/Aa3/AA	$37,500,000	3.14063%	0.35%
Series 2 Class B	Holmes Financing No. 8	AA/Aa3/AA	$51,000,000	3.14063%	0.17%
Series 2 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	$45,000,000	3.14063%	1.15%
Series 2 Class C	Holmes Financing No. 4	BBB/Baa2/BBB	€ 53,800,000	2.13800%	1.45%
Series 2 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	$71,000,000	3.14063%	1.45%
Series 2 Class C	Holmes Financing No. 7	BBB/Baa2/BBB	$63,750,000	3.14063%	0.80%
Series 2 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	$87,000,000	3.14063%	0.72%
Series 3 Class A	Holmes Financing No. 2	AAA/Aaa/AAA	£500,000,000	4.93063%	0.24%
Series 3 Class A	Holmes Financing No. 3	AAA/Aaa/AAA	€ 805,000,000	2.13800%	0.24%
Series 3 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	€ 1,000,000,000	2.13800%	0.24%
Series 3 Class A	Holmes Financing No. 7	AAA/Aaa/AAA	$500,000,000	3.14063%	0.23%
Series 3 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	€ 990,000,000	2.13800%	0.15%
Series 3 Class A 1	Holmes Financing No. 5	AAA/Aaa/AAA	€ 600,000,000		4.25%
Series 3 Class A 2	Holmes Financing No. 5	AAA/Aaa/AAA	£500,000,000	4.93063%	0.23%
Series 3 Class A1	Holmes Financing No. 1	AAA/Aaa/AAA	£375,000,000	4.93063%	0.26%
Series 3 Class A1	Holmes Financing No. 4	AAA/Aaa/AAA	£550,000,000	4.93063%	0.23%
Series 3 Class A2	Holmes Financing No. 1	AAA/Aaa/AAA	€ 320,000,000	2.13800%	0.26%
Series 3 Class A2	Holmes Financing No. 4	AAA/Aaa/AAA	$410,000,000	3.14063%	0.23%
Series 3 Class B	Holmes Financing No. 1	AA/Aa3/AA	£24,000,000	4.93063%	0.45%
Series 3 Class B	Holmes Financing No. 2	AA/Aa3/AA	£19,000,000	4.93063%	0.45%
Series 3 Class B	Holmes Financing No. 3	AA/Aa3/AA	€ 24,000,000	2.13800%	0.40%
Series 3 Class B	Holmes Financing No. 4	AA/Aa3/AA	$34,500,000	3.14063%	0.44%
Series 3 Class B	Holmes Financing No. 5	AA/Aa3/AA	€ 53,000,000	2.13800%	0.40%
Series 3 Class B	Holmes Financing No. 6	AA/Aa3/AA	€ 34,000,000	2.13800%	0.50%
Series 3 Class B	Holmes Financing No. 7	AA/Aa3/AA	£15,000,000	4.93063%	0.50%
Series 3 Class B	Holmes Financing No. 8	AA/Aa3/AA	€ 34,000,000	2.13800%	0.27%
Series 3 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£30,000,000	4.93063%	1.60%
Series 3 Class C	Holmes Financing No. 2	BBB/Baa2/BBB	£25,000,000	4.93063%	1.50%
Series 3 Class C	Holmes Financing No. 3	BBB/Baa2/BBB	€ 50,000,000	2.13800%	1.50%
Series 3 Class C	Holmes Financing No. 4	BBB/Baa2/BBB	$49,500,000	3.14063%	1.30%
Series 3 Class C	Holmes Financing No. 5	BBB/Baa2/BBB	€ 76,000,000	2.13800%	1.47%
Series 3 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	€ 57,000,000	2.13800%	1.50%
Series 3 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	€ 57,500,000	2.13800%	0.85%
Series 3 Class M	Holmes Financing No. 7	A/A2/A	£20,000,000	4.93063%	0.80%
Series 4 Class A	Holmes Financing No. 1	AAA/Aaa/AAA	£250,000,000		6.62%
Series 4 Class A	Holmes Financing No. 2	AAA/Aaa/AAA	€ 500,000,000	2.13800%	0.27%
Series 4 Class A	Holmes Financing No. 4	AAA/Aaa/AAA	CHF 850,000,000		3.50%

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 July 2005 to 08 August 2005

All values are in thousands of pounds sterling unless otherwise stated

Series 4 Class A 1	Holmes Financing No. 6	AAA/Aaa/AAA	$1,000,000,000	3.14063%	0.24%
Series 4 Class A 1	Holmes Financing No. 7	AAA/Aaa/AAA	€ 500,000,000	2.13800%	0.26%
Series 4 Class A 1	Holmes Financing No. 8	AAA/Aaa/AAA	£900,000,000	4.93063%	0.15%
Series 4 Class A 2	Holmes Financing No. 6	AAA/Aaa/AAA	CHF 300,000,000		2.50%
Series 4 Class A 2	Holmes Financing No. 7	AAA/Aaa/AAA	£250,000,000	4.93063%	0.26%
Series 4 Class A 2	Holmes Financing No. 8	AAA/Aaa/AAA	$500,000,000	3.14063%	0.14%
Series 4 Class B	Holmes Financing No. 1	AA/Aa3/AA	£11,000,000	4.93063%	0.62%
Series 4 Class B	Holmes Financing No. 2	AA/Aa3/AA	€ 21,000,000	2.13800%	0.50%
Series 4 Class B	Holmes Financing No. 4	AA/Aa3/AA	£11,000,000	4.93063%	0.43%
Series 4 Class B	Holmes Financing No. 6	AA/Aa3/AA	$40,000,000	3.14063%	0.52%
Series 4 Class B	Holmes Financing No. 7	AA/Aa3/AA	€ 41,000,000	2.13800%	0.53%
Series 4 Class B	Holmes Financing No. 8	AA/Aa3/AA	£39,900,000	4.93063%	0.30%
Series 4 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£14,000,000	4.93063%	1.75%
Series 4 Class C	Holmes Financing No. 2	BBB/Baa2/BBB	€ 35,000,000	2.13800%	1.60%
Series 4 Class C	Holmes Financing No. 4	BBB/Baa2/BBB	£19,000,000	4.93063%	1.50%
Series 4 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	$69,000,000	3.14063%	1.55%
Series 4 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	£68,000,000	4.93063%	0.90%
Series 4 Class M	Holmes Financing No. 7	A/A2/A	€ 56,000,000	2.13800%	0.80%
Series 5 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	£500,000,000	4.93063%	0.24%
Series 5 Class B	Holmes Financing No. 6	AA/Aa3/AA	£17,000,000	4.93063%	0.52%
Series 5 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	£29,000,000	4.93063%	1.55%

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8
02Q3	-	703	-	-	352	-	-	-
02Q4	-	-	-	-	352	-	-	-
03Q1	-	-	750	-	-	-	-	-
03Q2	-	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-	-
03Q4	-	176	-	191	-	481	-	-
04Q1	-	176	-	191	-	-	241	-
04Q2	-	176	-	191	-	-	241	-
04Q3	-	176	-	191	-	-	-	-
04Q4	-	-	-	-	698	-	-	-
05Q1	-	-	750	-	-	-	-	-
05Q2	-	-	-	-	-	801	-	1,001

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 July 2005 to 08 August 2005

All values are in thousands of pounds sterling unless otherwise stated

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8
05Q2	-	-	-	-	-	-	-	-
05Q3	650	-	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-	-
06Q1	-	125	-	-	-	-	803	-
06Q2	-	125	-	-	-	-	-	-
06Q3	-	125	500	1,340	-	-	-	-
06Q4	-	-	-	350	875	-	-	-
07Q1	-	-	-	-	-	-	161	812
07Q2	-	-	-	-	-	634	161	-
07Q3	575	-	-	-	-	-	-	-
07Q4	-	300	-	-	-	770	-	-
08Q1	-	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592	221
08Q3	-	-	-	-	-	-	-	221
08Q4	-	-	-	-	-	-	-	221
09Q1	-	-	-	-	-	-	-	1,171
09Q2	-	-	-	-	-	-	-	-
09Q3	-	-	-	-	-	-	-	-
09Q4	-	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-	-
10Q2	-	-	-	-	-	-	-	-
10Q3	250	-	-	-	-	-	-	-
10Q4	-	-	-	-	-	-	-	-

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 July 2005 to 08 August 2005

All values are in thousands of pounds sterling unless otherwise stated

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 July 2005 to 08 August 2005

All values are in thousands of pounds sterling unless otherwise stated

Appendix of Restated Trust Payment Rates (CPR)

	Previously Reported CPR Calculations			Revised Trust Payment Rate (CPR) Calculations
	Annualised 1 Month	Annualised 3 Month	Annualised 12 Month	Annualised 1 Month	Annualised 3 Month	Annualised 12 Month
September 2000	31.17%			39.69%
October 2000	28.55%			14.03%
November 2000	27.97%	30.02%		22.26%	26.13%
December 2000	27.90%	23.57%		22.22%	19.59%
January 2001	18.19%	17.92%		15.59%	20.08%
February 2001	37.13%	22.67%		27.70%	21.99%
March 2001	32.28%	21.57%		24.91%	22.90%
April 2001	38.72%	25.99%		28.57%	27.08%
May 2001	31.76%	33.66%		23.58%	25.71%
June 2001	58.57%	29.58%		59.44%	39.50%
July 2001	47.78%	37.64%		34.88%	41.34%
August 2001	54.90%	51.53%	23.26%	36.88%	44.96%	30.33%
September 2001	58.57%	52.38%	24.10%	38.57%	36.79%	30.22%
October 2001	50.29%	53.02%	26.96%	34.94%	36.81%	31.82%
November 2001	31.84%	32.79%	19.69%	35.16%	36.24%	32.85%
December 2001	65.05%	41.14%	23.26%	41.40%	37.24%	34.41%
January 2002	33.38%	41.64%	25.15%	26.07%	34.51%	35.13%
February 2002	47.40%	46.72%	27.50%	33.61%	33.99%	35.59%
March 2002	60.90%	44.64%	30.33%	36.57%	32.22%	36.49%
April 2002	50.29%	23.38%	33.04%	34.78%	35.00%	36.97%
May 2002	75.13%	30.10%	38.49%	44.53%	38.77%	38.63%
June 2002	91.30%	32.35%	43.95%	49.76%	43.35%	37.53%
July 2002	50.26%	69.25%	41.41%	35.71%	43.62%	37.60%
August 2002	90.88%	73.95%	44.27%	50.40%	45.69%	38.84%
September 2002	74.44%	70.42%	46.74%	44.61%	43.90%	39.36%
October 2002	98.55%	85.82%	50.31%	52.45%	49.26%	40.93%
November 2002	80.04%	63.13%	40.25%	58.06%	52.02%	43.03%
December 2002	89.45%	77.90%	43.28%	49.15%	53.37%	43.70%
January 2003	47.72%	70.89%	44.66%	33.80%	47.93%	44.22%
February 2003	83.00%	71.82%	47.80%	47.44%	43.86%	45.29%
March 2003	61.95%	62.86%	48.81%	40.33%	40.79%	45.57%
April 2003	65.88%	68.92%	53.21%	41.66%	43.23%	46.07%
May 2003	80.36%	68.33%	55.66%	46.92%	43.04%	46.27%
June 2003	105.58%	81.24%	58.14%	54.45%	47.94%	46.71%
July 2003	72.83%	83.99%	59.01%	44.15%	48.70%	47.33%
August 2003	83.86%	85.18%	61.74%	48.01%	49.05%	47.12%
September 2003	85.47%	78.88%	62.70%	48.67%	46.98%	47.46%
October 2003	84.20%	83.47%	65.22%	47.68%	48.12%	47.04%
November 2003	76.24%	80.29%	65.25%	45.71%	47.37%	45.89%
December 2003	78.21%	77.57%	64.83%	46.30%	46.57%	45.64%

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 July 2005 to 08 August 2005

All values are in thousands of pounds sterling unless otherwise stated

January 2004	59.99%	70.21%	63.35%	39.28%	43.85%	46.03%
February 2004	79.31%	71.45%	65.26%	46.42%	44.10%	45.94%
March 2004	75.33%	70.45%	64.90%	45.18%	43.71%	46.32%
April 2004	72.93%	63.33%	54.09%	51.56%	47.80%	47.15%
May 2004	74.65%	66.95%	54.74%	45.35%	47.45%	47.02%
June 2004	63.65%	68.58%	54.45%	41.05%	46.16%	45.87%
July 2004	76.51%	70.64%	54.67%	45.36%	43.96%	45.97%
August 2004	80.19%	72.45%	56.02%	46.80%	44.46%	45.87%
September 2004	75.10%	75.94%	56.62%	45.10%	45.76%	45.56%
October 2004	80.27%	76.77%	57.14%	47.04%	46.32%	45.51%
November 2004	84.38%	78.68%	58.65%	47.94%	46.70%	45.70%
December 2004	66.88%	75.49%	58.76%	42.28%	45.81%	45.37%
January 2005	47.61%	64.76%	58.09%	33.67%	41.59%	44.96%
February 2005	60.58%	58.05%	59.20%	39.38%	38.54%	44.39%
March 2005	66.77%	57.82%	59.46%	42.07%	38.47%	44.14%
April 2005	68.34%	64.46%	60.03%	42.64%	41.38%	43.35%
May 2005	68.01%	66.91%	59.85%	42.49%	42.40%	43.10%
June 2005	75.76%	69.58%	59.77%	45.42%	43.53%	43.47%
July 2005	79.08%	73.11%	60.67%	46.40%	44.79%	43.56%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 7) PLC

Dated: 8th September 2005	By / s / Karen Carson
(Authorised Signatory)